Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

Balance Sheet

	As at March 31, 2019	As at December 31, 2018

ASSETS
Current
Cash and cash equivalents (Note 3)	$6,459	$9,253
Short-term investments (Note 4)	38	32
Other receivables and prepaid expenses	332	438

Total Current Assets	6,829	9,723

Restricted cash	2,075	2,075
Property, plant and equipment	603	620
Right-of-use assets (Note 5)	162	—
Exploration and evaluation assets	5,534	5,428

Total Assets	$15,203	$17,846

LIABILITIES
Current
Accounts payable	$385	$635
Accrued and other liabilities	365	761
Current portion of lease obligation (Note 5)	78	—

Total Current Liabilities	828	1,396

Lease obligation (Note 5)	110	—
Decommissioning provision	2,021	1,904

Total Liabilities	2,959	3,300

SHAREHOLDERS' EQUITY
Share capital (Note 6)	134,875	134,536
Reserves (Note 7)	17,282	17,295
Deficit	(139,913)	(137,285)

Total Shareholders’ Equity	12,244	14,546

Total Liabilities and Shareholders’ Equity	$15,203	$17,846
Nature of Operations and Going Concern (Note 1)

Approved by the Board of Directors:
“Robert J. MacDonald”	“John M. Warwick”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited, expressed in thousands of Canadian dollars, except for share and per share information)

Income Statement

	Three months ended March 31,
	2019	2018

Income
Investment income	$36	$29

Expenses
Depreciation	26	1
Exploration and evaluation (Note 8)	1,464	396
Listing and regulatory	40	34
Management and directors	339	282
Office and general	189	155
Professional	144	181
Shareholder and investor communications	95	49
Share-based compensation (Note 7)	326	124
	2,623	1,222

Other expenses
Loss on foreign currency translation	—	(345)
Finance costs	(14)	(293)
	(14)	(638)

Net loss and comprehensive loss for the period	$(2,601)	$(1,831)

Net loss per share - basic and diluted	$(0.01)	$(0.01)
Weighted average number of shares outstanding

Basic and diluted	370,603,358	266,111,543

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

Cash Flows

	Three months ended March 31,
	2019	2018

Operating Activities
Net loss for the period	$(2,601)	$(1,831)
Adjustments for items not involving cash:
Depreciation expense	37	8
Foreign currency translation	—	345
Finance costs	14	293
Share-based compensation (Note 7)	326	124
Change in non-cash working capital items:
Other receivables and prepaid expenses	38	50
Accounts payable and accrued liabilities	(586)	(1,192)
	(2,772)	(2,203)

Financing Activities
Loan interest	—	(254)
Payment of lease obligations (Note 5)	(22)	—
	(22)	(254)

Net change in cash and cash equivalents	$(2,794)	$(2,457)

Cash and cash equivalents, beginning of period	$9,253	$12,979

Net change in cash and cash equivalents	(2,794)	(2,457)

Cash and cash equivalents, end of period	$6,459	$10,522

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian dollars, except for share information)

Shareholders’ Equity

	Share Capital
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2017	266,111,543	$114,618	$16,715	$(125,666)	$5,667
Share-based compensation	—	—	124	—	124
Net loss for the period	—	—	—	(1,831)	(1,831)
Balance, March 31, 2018	266,111,543	114,618	16,839	(127,497)	3,960
Issue of shares at $0.20 per share (Note 6)	100,000,000	20,000	—	—	20,000
Share issuance costs (Note 6)	—	(161)	—	—	(161)
Share purchase warrants (Note 6)	—	(284)	284	—	—
Redemption of restricted share units (Note 6)	3,650,000	381	(381)	—	—
Small lot shareholder cancellation (Note 6)	(97,601)	(18)	—	—	(18)
Share-based compensation (Note 7)	—	—	553	—	553
Net loss for the period	—	—	—	(9,788)	(9,788)
Balance, December 31, 2018	369,663,942	134,536	17,295	(137,285)	14,546
Redemption of deferred share units (Note 6)	334,388	57	(57)	—	—
Redemption of restricted share units (Note 6)	900,000	282	(282)	—	—
Share-based compensation (Note 7)	—	—	326	—	326
Net loss for the period	—	—	—	(2,601)	(2,601)
Adjustment upon adoption of IFRS 16 (Note 5)	—	—	—	(27)	(27)

Balance, March 31, 2019	370,898,330	$134,875	$17,282	$(139,913)	$12,244

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2019

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.       Nature of Operations and Going Concern

NorZinc Ltd. (the “Company” or “NorZinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “NZC” and on the OTCQB under the symbol “NORZF”.

A statutory Arrangement (the “Arrangement”) to reorganize the Company structure, which was approved by the majority of the Company’s shareholders at Canadian Zinc Corporation’s Annual General and Special Meeting held on June 27, 2018, became effective September 6, 2018. The Arrangement reorganized the Company into a separate publicly-listed holding corporation, named NorZinc Ltd., and a directly held, wholly-owned, operating subsidiary retaining the name Canadian Zinc Corporation. The change was undertaken to facilitate future project financing of the Prairie Creek Project. The Arrangement leaves all the Prairie Creek property, assets, agreements and permits in place in the wholly-owned subsidiary. The shares of Canadian Zinc Corporation were exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder's ultimate economic interest.

As a result of the Arrangement, the Company is considered to have continued Canadian Zinc Corporation’s mineral properties exploration and development business and has recorded the assets and liabilities of the Canadian Zinc Corporation operations at book value. The Company’s financial statements reflect the operations of Canadian Zinc Corporation until September 6, 2018 and that of the Company thereafter.

The Company is primarily engaged in the exploration and development of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not generated any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. There are however material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern which are discussed below.

The Company has a history of losses with no operating revenue other than interest income and has working capital of $6,001,000 as at March 31, 2019. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. These unaudited condensed interim consolidated financial statements do not give effect to any adjustments, which could be material, and which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the audited consolidated financial statements.

5

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2019

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.       Significant Accounting Policies

(a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and were approved and authorized for issue by the Board of Directors on May 9, 2019. These unaudited condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2018 prepared in accordance with IFRS.

(b)	Basis of Preparation and Consolidation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss which are stated at their fair value. These audited consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on March 31, 2019. The accounting policies adopted by the Company have been applied consistently to all periods presented, except for the adoption of IFRS 16 as of January 1, 2019 (see Note 2(d)). These unaudited condensed interim consolidated financial statements are presented in the Company’s, and its subsidiaries, functional currency of Canadian dollars.

These unaudited condensed interim consolidated financial statements include the accounts of NorZinc Ltd. and its wholly-owned subsidiaries Canadian Zinc Corporation and NorZinc-Newfoundland Ltd., collectively the Group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full upon consolidation.

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities at the reporting date and the reported amounts of income and expenses during the reporting year. Actual results may differ from these estimates.

6

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2019

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.       Significant Accounting Policies (continued)

(d)	IFRS Standards Adopted

As of January 1, 2019, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provision outlined in the respective standards. The adoption of these standards did not have a material impact on the consolidated results and financial position of the Company with the exception of IFRS 16, Leases (“IFRS 16”).

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, eliminating the then current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use (“ROU”) asset. There are optional exemptions for short-term leases and leases of low value items. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases - Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 may be applied retrospectively to each prior period presented (full retrospective approach), or with the cumulative effect of adoption recognized at initial application (modified retrospective approach). The Company has elected to apply the modified retrospective approach upon adoption at January 1, 2019, measuring the right-of-use asset at its carrying amount had the standard been applied at commencement of the lease. The Company has also used the optional exemption for short-term leases and leases for which the underlying asset is of low value and to use the cumulative catch-up approach upon transition (see Note 5).

3.        Cash and Cash Equivalents

The Company’s cash and cash equivalents at March 31, 2019 consisted of cash of $29,000 and cash equivalents of $6,430,000 (December 31, 2018 - cash of $739,000 and cash equivalents of $8,514,000).

4.        Short-term Investments

Short-term investments, which consist primarily of investments in Banker’s Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year from the date of purchase. At March 31, 2019, short-term investments had a carrying value of $38,000, earning income at a rate of 1.35% (December 31, 2018 - $32,000, earning income at a rate of 1.35%). The carrying values of short-term investments approximate their fair values due to the relatively short period to maturity.

7

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2019

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

5.        Leases

As of January 1, 2019, the Company recorded a new ROU asset, recognizing the Company’s office facility and equipment leases in the amount of $180,000 (increase in assets); a new corresponding lease liability in the amount of $207,000 (increase in liabilities); and the difference of $27,000 (decrease in equity) was recognized as an adjustment to retained earnings. For the three months ended March 31, 2019, the Company recognized a non-cash depreciation expense in the amount of $18,000 (increase in costs) and recognized a non-cash interest expense in the amount of $4,000 (increase in costs).

The following table reconciles the lease commitments disclosed in the Company’s audited annual consolidated financial statements for the year ended December 31, 2018, to the lease obligations recognized on initial application of IFRS 16:

Operating lease commitments at December 31, 2018	$454
Recognition exemptions for low-value leases	(1)
Discounted lease obligation	(21)
Recognition exemption for variable lease payments	(147)
Non-lease components	(78)
Lease obligations recognized at January 1, 2019	$207

(a)	Right-of-Use Assets

Cost
January 1, 2019	$283
Additions during the year	—
March 31, 2019	$283

Accumulated Depreciation
January 1, 2019	$103
Depreciation	18
March 31, 2019	$121

Net Book Value
January 1, 2019	$180
March 31, 2019	162

(b)	Lease Obligations

Undiscounted cash flows associated with the Company’s lease obligations as at March 31, 2019 are as follows:

Within one year	$90
Between one and five years	116
Beyond five years	—
Total undiscounted lease obligations	$206

Discounted lease obligation associated with the Company’s lease obligation as at March 31, 2019, are as follows:

Current	$78
Long-term	110
Total discounted lease obligations	$188

8

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2019

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

6.        Share Capital

Issued and outstanding: 370,898,330 common shares (December 31, 2018 - 369,663,942).

Authorized: Unlimited common shares with no par value (2018 - unlimited).

(a)	During the period ended March 31, 2019

i.	In January 2019, the Company issued 900,000 shares to senior management in exchange for vested RSUs (see Note 7 (b)).

ii.	In February 2019, the Company issued 334,388 shares to a retiring director in exchange for vested DSUs (see Note 7 (b)).

(b)	During the year ended December 31, 2018

i.	On July 10, 2018, the Company completed a $20 million equity financing. Pursuant to the financing, the Company issued 100 million units to RCF VI CAD LLC (“RCF VI CAD”), a subsidiary of Resource Capital Fund VI L.P., at a price of C$0.20 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant, which expired unexercised, entitled RCF VI CAD to purchase one common share at an exercise price of C$0.25 per share until December 31, 2018. The proceeds from the financing were used to repay the US$10 million bridge loan advanced by Resource Capital Fund VI L.P. in December 2017 with the balance allocated for ongoing development of the Prairie Creek Project and general working capital requirements. Net cash proceeds from the issuance were $19,839,000 after issuance costs of $161,000. As a result of the financing, RCF VI CAD holds approximately 41% of the issued shares of the Company on a non-diluted basis. The Company also recognized non-cash costs for the fair value of the warrants granted of $284,000. The fair value of the warrants was determined under the Black-Scholes option pricing model.

ii.	In August 2018, the Company issued 3,650,000 shares to senior management in exchange for vested RSUs.

iii.	On September 6, 2018, pursuant to the Arrangement (See Note 1), the Company cancelled 97,601 common shares held by small lot shareholders (defined as a holder of fewer than 500 common share) in consideration for payment of $18,000.

9

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2019

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.       Reserves

(a)	Stock Options

At the Annual General and Special Meeting held on June 27, 2018, shareholders approved the amendment of the Company’s Stock Option Plan to increase the number of Common Shares reserved for issuance under the Stock Option Plan by 10,800,000 common shares to 18,300,000 common shares. The Stock Option Plan is a fixed share stock option plan pursuant to which options on common shares may be issued to directors, officers, employees and service providers of the Company. Each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant.

In January 2019, the Company issued 5,150,000 incentive stock options to senior management, employees and consultants. The incentive stock options vest in equal eighths over a two year period, carry an exercise price of $0.10 per common share and have a per-option fair value at the date of granting of $0.04. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.77%, an expected life of options of 2.6 to 3.5 years, an expected volatility of 73% to 86%, no expected dividends and a forfeiture rate of 1%.

At March 31, 2019, there were 14,610,000 incentive stock options issued and outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

	March 31, 2019		December 31, 2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	9,460,000	$0.26	5,200,000	$0.35
Expired	—	—	—	—
Forfeited	—	—	(100,000)	0.35
Granted	5,150,000	0.10	4,360,000	0.16
Outstanding, end of period	14,610,000	$0.20	9,460,000	$0.26

For the three months ended March 31, 2019, the Company recorded share-based compensation expense for stock options granted to directors, officers and employees of $111,000 (March 31, 2018 - $31,000).

As at March 31, 2019, the Company had outstanding and exercisable stock options, with a weighted average remaining contractual life of 3.5 years, to purchase an aggregate 14,610,000 common shares as follows:

	Options Outstanding		Options Exercisable
Expiry Date			Number of Options	Weighted Average Exercise Price
August 10, 2021	5,100,000	$0.35	5,100,000	$0.35
May 16, 2023	2,500,000	0.20	1,250,000	0.20
December 5, 2023	1,860,000	0.10	232,500	0.10
January 31, 2024	5,150,000	0.10	643,750	0.10
	14,610,000	$0.20	7,226,250	$0.29

Subsequent to the period end, the Company issued 500,000 incentive stock options to a new employee. The incentive stock options vest in equal eights over a two year period and carry an exercise price of $0.10 per common share.

10

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2019

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.       Reserves (continued)

(b)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

The Deferred Share Unit Plan and the Restricted Share Unit Plan provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 2% and 3% respectively, of the issued and outstanding common shares of the Company.

During the three months ended March 31, 2019, the Company issued 2,689,000 RSUs (March 31, 2018 - 2,300,000) to senior management and redeemed 900,000 vested RSUs (March 31, 2018 - nil). During the three months ended March 31, 2019, the Company did not issue DSUs to directors (March 31, 2018 - 240,380 DSUs).

At March 31, 2019, there were 2,702,259 DSUs and 5,989,000 RSUs outstanding (December 31, 2018 - 3,036,647 DSUs and 4,200,000 RSUs).

	Number of DSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value
Outstanding, December 31, 2017	1,123,844	0.19	5,550,000	0.19
Granted	1,912,803	0.10	2,300,000	0.15
Redeemed	—	—	(3,650,000)	0.11
Outstanding, December 31, 2018	3,036,647	0.13	4,200,000	0.23
Granted	—	—	2,689,000	0.08
Redeemed	(334,388)	0.17	(900,000)	0.33
Outstanding, March 31, 2019	2,702,259	$0.13	5,989,000	$0.20

The RSUs granted, in the current period, vested immediately and were subject to; a pay-out date of 1 year; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance. Upon issuance, the DSUs are fully vested and are assigned a fair value based on the share price at time of issuance. Subject to the terms and conditions of the DSU Plan, DSUs are settled upon retirement.

For the three months ended March 31, 2019, the Company did not recognize share-based compensation expense for DSUs granted (March 31, 2018 - $31,000). For the three months ended March 31, 2019 the Company recognized share-based compensation expense for RSUs granted of $215,000 (March 31, 2018 - $62,000).

Subsequent to the period end, the Company issued 500,000 RSUs to a new employee. The RSUs vest in one year, are paid out in one year and carry a 5 year expiry.

11

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2019

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.       Reserves (continued)

(c)	Summary

A summary of the changes to the reserves is summarized below as follows:

	Share Options and Units	Warrants	Unexercised Share Options, Units and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2017	$1,899	$439	$13,773	$604	$16,715
RSUs redeemed	(381)	—	—	—	(381)
Share-based compensation	677	—	—	—	677
Stock options expired	(17)	—	17	—	—
Warrants issued	—	284	—	—	284
Warrants expired	—	(723)	723	—	—
Balance, December 31, 2018	2,178	—	14,513	604	17,295
DSUs redeemed	(57)	—	—	—	(57)
RSUs redeemed	(282)	—	—	—	(282)
Share-based compensation	326	—	—	—	326
Balance, March 31, 2019	$2,165	—	$14,513	$604	$17,282

12

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2019

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.       Exploration and Evaluation Expenditures

	Three months ended March 31,
Prairie Creek Mine	2019	2018
Camp operation and project development	$96	$65
Mine planning and feasibility studies	222	158
Permitting and environmental	1,097	139
	1,415	362

Depreciation - mining plant and equipment	11	7
Total exploration and evaluation expenditures	$1,426	$369

Exploration and evaluation expenditures (inception to date), beginning of period	$84,419	$84,050
Total exploration and evaluation expenditures	1,426	369
Exploration and evaluation expenditures (inception to date), end of period	$85,845	$84,419

	Three months ended March 31,
Newfoundland Properties	2019	2018
Geology	$38	$23
Diamond drilling	—	4
Total exploration and evaluation expenditures	$38	$27

Exploration and evaluation expenditures (inception to date), beginning of period	$7,375	$7,348
Total exploration and evaluation expenditures	38	27
Exploration and evaluation expenditures (inception to date), end of period	$7,413	$7,375

For the three months ended March 31, 2019, employee wages and benefits of $67,000 were included in exploration and evaluation expenditures (March 31, 2018 - $67,000).

13